UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM N-CR

CURRENT REPORT

MONEY MARKET FUND MATERIAL EVENTS

Part A: General Information

Item A.1Report for 03/19/2020 and 03/20/2020.

Item A.2CIK Number of registrant.

0000822977

Item A.3EDGAR Series Identifier.

S000009259 (Goldman Sachs Financial Square Money Market Fund)

Item A.4Securities Act File Number.

33-17619

Item A.5	Provide the name, e-mail address, and telephone number of the person authorized to receive information and respond to question about this Form N-CR.

Julien Yoo

Part B: Default or event of insolvency of portfolio security issuer

Not Applicable.

Part C: Provision of financial support to fund

If an affiliated person, promoter, or principal underwriter of the fund, or an affiliated person of such a person, provides any form of financial support to the fund (including any (i) capital contribution, (ii) purchase of a security from the fund in reliance on § 270.17a-9, (iii) purchase of any defaulted or devalued security at par, (iv) execution of letter of credit or letter of indemnity, (v) capital support agreement (whether or not the fund ultimately received support), (vi) performance guarantee, or (vii) any other similar action reasonably intended to increase or stabilize the value or liquidity of the fund’s portfolio; excluding, however, any (i) routine waiver of fees or reimbursement of fund expenses, (ii) routine inter-fund lending (iii) routine inter-fund purchases of fund shares, or (iv) any action that would qualify as financial support as defined above, that the board of directors has otherwise determined not to be reasonably intended to increase or stabilize the value or liquidity of the fund’s portfolio), disclose the following information:

Item C.1Description of nature of support.

Purchase of securities in reliance on Rule 17a-9.

Item C.2Person providing support.

Goldman Sachs Bank USA.

Item C.3	Brief description of relationship between the person providing support and the fund.

Goldman Sachs Bank USA is an affiliate of the Fund’s investment adviser, Goldman Sachs Asset Management, L.P.

Item C.4Date support provided.

03/19/2020 and 03/20/2020

Item C.5Amount of support.

Goldman Sachs Bank USA purchased $1,451,565,193 of securities from the Fund ($722,365,313 on March 19, 2020 and $729,199,880 on March 20, 2020). The amount of support with respect to each of the purchased securities is provided in Item C.6 below.

Item C.6

Security supported (if applicable). Disclose the name of the issuer, the title of the issue (including coupon or yield, if applicable) and at least two identifiers, if available (e.g., CUSIP, ISIN, CIK, LEI).

Purchases on March 20th, 2020:
CUSIP	Issuer / Issue	Coupon	Maturity Date	Purchase Price (Fair Market Value)	Total Purchase Amount
22532XLV8	CREDIT AGRICOLE CORPORATE AND INVESTMENT BANK	2.14	10/09/2020	$100.055	$25,123,494
51500VJE0	LANDESBANK HESSEN-THUERINGEN GIROZENTRALE	2.00	04/06/2020	$100.060	$30,018,032
60710AG22	MIZUHO BANK, LTD.	1.93	05/01/2020	$100.102	$70,611,531
63376DBD6	NATIONAL BANK OF KUWAIT S.A.K.P	1.81	06/17/2020	$100.049	$42,211,901
65602VSC1	NORINCHUKIN BANK (THE)	2.05	04/08/2020	$100.067	$65,679,931
65602VZS8	NORINCHUKIN BANK (THE)	1.45	08/28/2020	$100.017	$20,022,783
69033MMZ7	OVERSEA-CHINESE BANKING CORPORATION LIMITED	1.62	08/20/2020	$99.982	$60,073,042
78014XCU9	ROYAL BANK OF CANADA	0.48	06/12/2020	$99.697	$44,875,932
85325V3L2	STANDARD CHARTERED BANK-NEW YORK BRANCH	1.94	10/13/2020	$99.526	$49,951,496
85325V3S7	STANDARD CHARTERED BANK-NEW YORK BRANCH	1.20	02/08/2021	$99.413	$84,540,302
86565B2H3	SUMITOMO MITSUI BANKING CORPORATION	1.65	05/05/2020	$100.032	$60,068,369
86565BV81	SUMITOMO MITSUI BANKING CORPORATION	1.96	04/13/2020	$100.067	$125,934,954
86564F4E0	SUMITOMO MITSUI TRUST BANK, LIMITED	1.90	07/09/2020	$99.786	$50,088,113
Purchases on March 19th, 2020:
CUSIP	Issuer / Issue	Coupon	Maturity Date	Purchase Price (Fair Market Value)	Total Purchase Amount
20272AN44	COMMONWEALTH BANK OF AUSTRALIA	2.08	09/24/2020	$99.651	$55,304,342
2332K4JY1	DNB BANK ASA	1.83	07/22/2020	$99.837	$84,969,590
51500VLZ0	LANDESBANK HESSEN-THUERINGEN GIROZENTRALE	1.61	02/24/2021	$100.328	$43,119,649
60683BYZ0	MITSUBISHI UFJ TRUST AND BANKING CORPORATION	0.85	06/17/2020	$99.866	$71,908,814
60710AHR6	MIZUHO BANK, LTD-NEW YORK BRANCH	1.22	08/7/2020	$99.838	$134,831,793
60710AHZ8	MIZUHO BANK, LTD-NEW YORK BRANCH	0.85	05/14/2020	$99.969	$94,979,924
63873N2A8	NATIXIS-NEW YORK BRANCH	1.67	06/5/2020	$100	$39,026,944
65558TUZ6	NORDEA BANK ABP-NEW YORK BRANCH	1.51	02/25/2021	$100.237	$128,331,950
83050PCF4	SKANDINAVISKA ENSKILDA BANKEN AB (PUBL)	1.85	07/20/2020	$99.846	$69,892,307

Item C.7Value of security supported on date support was initiated (if applicable).

Information with respect to the value of each of the purchased securities is provided in Item C.6 above.

Item C.8Brief description of reason for support.

Goldman Sachs Bank USA purchased the securities identified above to promote liquidity in the short-term credit markets and to increase the Fund’s weekly liquid assets.

Item C.9Term of support.

Not Applicable.

Item C.10Brief description of any contractual restrictions relating to support.

The purchases reported herein were made in reliance on, and are subject to the conditions set forth in: (1) Rule 17a-9 under the Investment Company Act of 1940; and (2) relief issued by the Securities and Exchange Commission Staff in Investment Company Institute, SEC No-Action Letter (pub. avail. March 19, 2020).

Part D: Deviation between current net asset value per share and intended stable price per share

Not Applicable.

Part E: Imposition of liquidity fee

Not Applicable.

Part F: Suspension of fund redemptions

Not Applicable.

Part G: Removal of liquidity fees and/or resumption of fund redemptions

Not Applicable.

Part H: Optional disclosure

The purchases reported herein were made in reliance on Rule 17a-9 under the Investment Company Act of 1940 and relief issued by the Securities and Exchange Commission Staff in Investment Company Institute, SEC No-Action Letter (pub. avail. March 19, 2020).

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Goldman Sachs Trust

(Registrant)

Date:March 25, 2020

/s/ Caroline L. Kraus

Caroline L. Kraus

Secretary

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